                                                                 Exhibit (d)(15)

                                                 (WELLINGTON MANAGEMENT(R) LOGO)

Wellington Management Company, LLP

                                                       75 State Street
                                                       Boston
                                                       Massachusetts 02109
                                                       Telephone: (617) 951-5000

February 28, 2006

MEMBERS Capital Advisors, Inc.
5910 Mineral Point Road
Madison, Wisconsin 53701-0391

Re: MEMBERS Mutual Funds Investment Sub-Advisory Agreement

This letter will serve to amend the Investment Sub-Advisory Agreement dated May 1, 2002, (the "Sub-Advisory Agreement") by and between Wellington Management Company, LLP and MEMBERS Capital Advisors, Inc.

Section 1 of the agreement is amended to delete the reference to Multi-Cap Growth Fund and replace it with Mid-Cap Growth Fund.

Section 9 of the agreement is deleted in its entirety and replaced with the following: For the services rendered, the facilities furnished and the expenses assumed by Sub-Adviser, Adviser shall pay Sub-Adviser at the end of each month, a fee based on the average daily net assets of the Sub-Portfolio at the annual rate of 0.50%. Sub-Adviser's fee shall be accrued daily at 1/365th of the applicable annual rate set forth above. For the purposes of accruing compensation, the net assets of the Sub-Portfolio shall be determined in the manner and on the dates set forth in the current prospectus of the Fund, and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined. In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within thirty business days of the date of termination. During any period when the determination of net asset value is suspended, the net asset value of the Sub-Portfolio as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

Effective January 1, 2007, the minimum annual fee shall be $1,250,000.00. For purposes of calculating this minimum fee, the revenues generated from the Sub-Portfolio shall be aggregated with the revenues generated from any other affiliated accounts of the Adviser managed by the Sub-Adviser in a similar investment mandate (together, the "Aggregated Assets"). The minimum fee shall be prorated back to the Sub-Portfolio and other affiliated accounts accordingly.

February 28, 2006
Page 2


All remaining terms and provisions of the Sub-Advisory Agreement shall remain in full force and effect.

If you agree to and accept the terms of this letter, please so indicate by signing, dating and returning one of the enclosed copies of this letter to Katy
D. Burke. If you have any questions with respect to this letter please do not hesitate to contact Ms. Burke at (617) 790-7961.

Wellington Management Company, LLP


By: /s/ Pamela Dippel
    ---------------------------------
Name: Pamela Dippel
Title: Senior Vice President


MEMBERS Capital Advisors, Inc.


By: /s/ LAWRENCE R. HALVERSON
    ---------------------------------
Name: LAWRENCE R. HALVERSON
Title: SENIOR VICE PRESIDENT